UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 1, 2025

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd, Suite 3, 7th Floor

50, Broadway, London, England, SW1H 0DB, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other events

ReNew Energy Global Plc announces continued progress regarding the Possible Offer from Masdar, CPP Investments, ADIA and Sumant Sinha

Following on from its announcement on October 28, 2025 ReNew Global Energy plc (“ReNew” or the “Company”) today announces an update regarding the agreement in principle on the key financial terms of a possible cash offer (the “Possible Offer”) from Abu Dhabi Future Energy Company PJSC-Masdar (“Masdar”), Canada Pension Plan Investment Board (“CPP Investments”), Platinum Hawk C 2019 RSC Limited as trustee for the Platinum Cactus A 2019 Trust (“Platinum Hawk”) (a wholly owned subsidiary of the Abu Dhabi Investment Authority, “ADIA”) and Sumant Sinha (the Founder, Chairman and CEO of ReNew) (together with Masdar, CPP Investments and Platinum Hawk, the “Consortium”) to acquire the entire issued and to be issued share capital of the Company not already owned by members of the Consortium for cash consideration of US$8.15 per share.

The Special Committee, led by Manoj Singh, the Lead Independent Director, and advised by Rothschild & Co and Linklaters, continues to engage with the Consortium, and the parties have made significant progress on the transaction agreement, which is in near-final form. The Consortium has advised the Special Committee that the terms of the transaction agreement are in the final stages of approval amongst the individual Consortium members, and that the Consortium and the Company intend to enter into the transaction agreement no later than the week of December 15th, at which point a further announcement will be made.

Notwithstanding the above, the Company cannot guarantee that the Consortium will issue a binding offer on the timetable contemplated, or at all, and the Company will update the market appropriately in the coming weeks.

Forward-Looking Statements

This release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “objective,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “milestone,” “designed to,” “proposed” or other similar expressions that predict or imply future events, trends, terms and/or conditions or that are not statements of historical matters. The Company cautions readers of this release that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the Company’s control, that could cause the actual results to differ materially from the expected results. These forward-looking statements include, but are not limited to, statements regarding the Company’s expectations regarding the Possible Offer with the Consortium, including expectation of shareholder support, timing or terms of any transaction with the Consortium resulting from the Possible Offer or any other alternative transactions.

Such forward-looking statements are based on current expectations and projections about future events and various assumptions. The forward-looking statements contained herein are also subject to other risks and uncertainties that are identified in the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC by the Company. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this release. The Company expressly disclaims any obligation or undertaking (except as required by applicable law) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 1, 2025	RENEW ENERGY GLOBAL PLC

	By:	/s/ Kailash Vaswani
	Name:	Kailash Vaswani
	Title:	Chief Financial Officer